

March 8, 2011

Mr. Michael A. Smerklo
Chief Executive Officer
ServiceSource International, LLC
634 Second Street
San Francisco, California 94107

>   **Re: ServiceSource International, LLC**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed February 25, 2011**
>   **File No. 333-171271**

Dear Mr. Smerklo:

We have reviewed the correspondence from your counsel dated February 25, 2011 responding to our comment letter dated February 15, 2011 and your amendment and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Consistent with comment five in our letter dated January 18, 2011 regarding the elimination of jargon, please revise your artwork and your disclosure to provide or cross-reference to a brief explanation of what the term SaaS means so that a person not familiar with your industry can understand this term.

2. Consistent with comment six in our letter dated January 18, 2011 regarding source materials, please provide us with a copy of the "Top 100 Research Corporation, Enterprise Software Top 10" source material referenced on the second page of your artwork, appropriately marked to highlight the sections relied upon. In preparing your materials for submission to us, please ensure that it will be apparent to us how the materials support the corresponding statements in your artwork, including the submission of any necessary supporting schedules setting forth your analysis of the source material. Please also tell us whether this source(s) is

publicly available without cost or at a nominal expense to investors and whether you commissioned this source(s) material.

3. We reviewed your responses to comments two and three in our letter dated February 15, 2011 and your revised disclosure in response to these comments and comments six, seven and 17 in our letter dated January 18, 2011 and have the following additional comments:

    *   Each time you refer to your $5 billion of service revenue opportunity under management metric at or as of December 31, 2010, please also include the actual value of qualified end customer contracts delivered for the periods for which financial statements are included;

    *   Please clarify for investors that service revenue opportunity under management is a forward-looking metric and that the actual value of qualified end customer contracts delivered to you is a historical metric; and

    *   Please revise your disclosure to clarify the relationship between service revenue opportunity under management and the actual value of qualified end customer contracts delivered to you for a given year.

    Please revise your disclosure consistent with this comment or tell us why it is not appropriate to do so.

Use of Proceeds, page 32

4. Please revise your disclosure regarding your use of proceeds to provide the information required by Item 504 of Regulation S-K after giving effect to the amendment and restatement of your revolving credit facility and the repayment of the term loan as disclosed in the penultimate paragraph on page 55 or tell us why it is not appropriate to do so.

Management's Discussion and Analysis of Financial Condition and Results of…, page 39

Key Business Metrics, page 40

5. Please revise to disclose how you determine the actual value of qualified end customer contracts delivered to you. Please also disclose this metric for the year ended December 31, 2008 throughout your registration statement, as appropriate.

Renewal Rates, pages 41 and 42

6. Please revise your disclosure to include your actual contract renewal rates for all periods presented.

Results of Operations, page 47

Years Ended – December 31, 2010 and 2009, page 48

7. We note you provide several factors such as new customers, expanded engagements with existing customers and the ramp of customers from prior periods that contributed to the increase of actual value of qualified customer contracts available for you to sell in 2010. Please revise your discussion to indicate the amount or percent of the increase in revenues in 2010 that was contributed by each of the factors you provide. Refer to Item 303(a) of Regulation S-K.

8. We note your disclosure that the 38% increase in net revenues in 2010 reflects an increase of the number and value of service contracts sold on behalf of your customers. Please revise your disclosure to quantify both the increase in net revenues attributable to an increase in the number and value of service contracts sold as well as the decrease due the loss of revenues from Sun Microsystems.

Common Stock Valuations, page 62

9. Please refer to the valuation of common stock at December 31, 2010 and the response to comment 22 in our letter dated January 18, 2011. We note the December 31, 2010 contemporaneous independent valuation of your common stock at $6.20 per share. We also note your reassessment of the valuation at December 16, 2010 and that you subjectively applied a discount to the preliminary IPO price range to arrive at the valuation of $7.25 per share at that date for accounting purposes. We note your explanations that the subjective adjustment was due to the proximity of the December 16, 2010 stock option grants to the preliminary IPO price range and the proximity of the offering you contemplated and the receipt of SEC comments. However, we remain unclear regarding the reasonableness of your valuation of $7.25 per share at December 16, 2010 using an arbitrary discount to the preliminary IPO price range. It also appears that you are applying the benefits of hindsight in valuing your common stock rather than relying upon the more preferable contemporaneous independent valuation based on the best information available at December 31, 2010. Please explain. We may have further comments.

Executive Compensation, page 93

Compensation Discussion and Analysis, page 93

Our Compensation Programs, page 96

Variable Pay, page 98

10. We note your disclosure that the Board "exercised discretion in approving the final payment for the full year 2010." Please revise this sentence to add a statement to the effect that the

Board approved the final payment for the full year 2010 despite the company not meeting the established financial goals.

2011 Corporate Incentive Bonus Plan, page 101

11. In the last paragraph under this heading, you disclose that Mr. Sturgeon's 2011 bonus structure is tied to achievement of a minimum level of operational efficiency within his organization. Please revise to describe the factors the compensation committee will consider in determining whether Mr. Sturgeon has achieved a minimum level of operational efficiency within his organization.

Principal and Selling Stockholders, page 123

12. For the entities for which you have not done so already, in the footnotes to your table, please identify the natural persons or the publicly registered companies who exercise sole or shared voting or investment powers with respect to the shares disclosed or tell us why it is not appropriate for you to do so. Refer to Item 7 of Form S-1 and Item 507 of Regulation S-K. For additional guidance, please also refer to Question and Answer 140.02 and Interpretive Response 240.04 in our Regulation S-K Compliance and Disclosure Interpretations located on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or Andrew Mew, Accounting Branch Chief, at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Ramin Olson, Staff Attorney, at (202) 551-3331, Catherine Brown, Staff Attorney, at (202) 551-3513, or me at (202) 551-3720 with any other questions you may have.

Sincerely,

/s/ Catherine T. Brown for

H. Christopher Owings
Assistant Director

cc: Tony Jeffries, Esq.
        Wilson Sonsini Goodrich & Rosati, P.C.